Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

THE ARTICLES OF INCORPORATION

OF

ROLFE ENTERPRISES, INC.

This Certificate is filed pursuant to the provisions of section 607.10025 of the Florida Business Corporation Act, for purposes of amending the Articles of Incorporation of Rolfe Enterprises, Inc., in conjunction with a division of the Corporation's common stock approved by the Board of Directors:

FIRST:        The name of the Corporation is Rolfe Enterprises, Inc.

SECOND:        On October 17, 2003, the Board of Directors adopted a resolution approving a division or forward split of the Corporation's outstanding common stock.

THIRD:        This amendment to the Articles of Incorporation does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series, and does not result in the percentage of authorized shares that remain unissued after the division exceeding the percentage of authorized shares that were unissued before the division.

FOURTH:        As of October 17, 2003, the Corporation had more than 35 shareholders of record.

FIFTH:        The Corporation's outstanding common stock, totaling 5,822,250 shares, is subject to the division. As a result of this division, each of the 5,822,250 outstanding shares of the Corporation's common stock shall be changed into two (2) shares of common stock having the same characteristics. Therefore, the Corporation's outstanding common stock is hereby increased to 11,644,500 shares.

SIXTH:        The text of the amendment which was adopted solely by action of the Board of Directors, and without shareholder approval, is as follows:

        Article Four of the Articles of Incorporation shall be amended to read as follows:

This corporation is authorized to issue Twenty Million (20,000,000) Shares of Common Stock, which shall be designated as "Common Shares" with a par value of $.001 per share. All of said stock shall be payable in cash, property (real or personal) or labor or services in lieu thereof at a just valuation to be fixed by the Board of Directors.

SEVENTH:        The amendment was effected solely by the action of the Board of Directors, pursuant to, and in compliance with, Section 607.10025 of the Florida Business Corporation Act.

Signed this 18th day of October, 2003.

By:__/s/ Joseph H. Dowling_______
Joseph H. Dowling, President